VIA EDGAR Ms. Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Securities and Exchange Commission Division of Corporate Finance Washington, DC 20549
Gold Fields Limited Reg. 1968/004880/06 150 Helen Road, Sandown, Sandton, 2196
Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa
Tel +27 11 562 9700 Dir +27 11 562 9724 Fax +27 86 720 2704 www.goldfields.com

July 2, 2014

Re:	Gold Fields Limited

Form 20-F for the Year Ended December 31, 2013

Filed April 25, 2014

File No. 001-31318

Dear Ms. Jenkins:

Gold Fields Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated June 23, 2014 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

This letter is to confirm that the Company’s outside counsel, Thomas B. Shropshire of Linklaters LLP, contacted a staff member of the Commission on July 1, 2014 to request an extension of time to respond to the Comment Letter beyond the date indicated in the Comment Letter. The staff member granted the Company an extension to respond by July 22, 2014.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 562 9700 or taryn.harmse@goldfields.co.za with any questions.

Sincerely,

/s/ Taryn Harmse
Taryn Harmse
Executive Vice-President: General Counsel and Company Secretary

CC: Suying Li – Securities and Exchange Commission